FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

REJECT HARMONY
PROTECT VALUE
DO NOT TENDER YOUR SHARES
18 November 2004
Dear Gold Fields Shareholder,
By now I am sure you're very aware of the hostile and aggressive bid by Harmony Gold Mining Company Limited ("Harmony") for our company. The first stage of Harmony's two-stage bid is currently scheduled to close on 26 November 2004 and I am writing to reiterate why you should not tender your Gold Fields shares or American depositary shares ("ADSs") into the early settlement offer or the subsequent offer.
If you do not wish to exchange your shares in Gold Fields for overvalued and falling Harmony shares - DO NOTHING. DO NOT COMPLETE ANY FORMS. DO NOT TENDER YOUR SHARES OR ADSs INTO THE EARLY SETTLEMENT OFFER OR THE SUBSEQUENT OFFER.
Harmony's all-share offer of 1.275 of its shares or ADSs for each Gold Fields share or ADS, respectively, significantly undervalues Gold Fields. Additionally, the offer is made in Harmony's over valued paper. There is no cash component. We believe the premium offered is too low. Your Board remains steadfast in its recommendation to shareholders to reject the Harmony offer and refrain from tendering your Gold Fields shares or ADSs.
I want to take this opportunity to repeat that your Board believes:
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Harmony is financially stretched. Its operations have been loss-making for five consecutive quarters despite its claims to be an effective operator and cost leader. It is also burning through cash and is facing a looming January 2005 deadline when it must repay nearly R500 million of debt.
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Many of Harmony's assets are of inferior quality to those of Gold Fields, largely consisting of mines that are nearing the end of their profitable lives. A significant proportion of their mines are loss making.
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Harmony is under-performing compared with Gold Fields by many measures, but notably on return on investment to shareholders - since 1998 a lacklustre 112% return per share (including capital and dividends).
Compare that against Gold Fields' superior track record for creating and delivering value.
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We expect to deliver our sixth consecutive quarter of operating profits - Harmony has lost over R1 billion in the last five quarters.
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Our Group operating margin for the December quarter is expected to increase from 17% to between 20% - 23% while the margin for the South African operations is expected to be restored to double digits.
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We have a low cost, high impact project pipeline and an exciting exploration portfolio which is active in every gold producing region of the world.
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We have a strong balance sheet with no net debt and more than R3.4 billion in cash reserves, after investing in long term capital improvements of our operations.
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Our assets include 75.6 million audited gold ounces in reserves and an internationally diversified portfolio, including three of South Africa's highest quality deep-shaft gold mines and excellent operations in Australia and Ghana.
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We are particularly proud that since 1998 we have delivered a 200% return per share (including capital and dividends) to you, our shareholders, at a compound annual growth rate of 25%.

It is no wonder Harmony aims to acquire Gold Fields - its cash and its valuable long-term assets - as quickly as possible. Harmony is trying to make its problems Gold Fields' problems. Do not let them destroy the value that has accrued to you as Gold Fields shareholders. Reject the hostile Harmony offer and do not tender your shares.
So let me next address the principal concerns among many that your Board has raised on behalf of shareholders in response to this hostile and value destroying bid.
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The Gold Fields Board believes the "early bird" structure of Harmony's offer is highly risky for Gold Fields shareholders as Harmony seeks to gain up to 34.9% of our shares by 26 November as its first step. If it achieves this, Harmony has committed to make a full offer - subject to a number of conditions, including clearance by the competition authorities - for the remaining shares as step two. We believe it is unlikely that the second stage of the offer will bring about 100% control to Harmony. In such a scenario, it will be difficult for Harmony to lay claim to Gold Fields cash to meet its looming debts or to deliver their claimed synergies. Harmony will be left with a hostile minority position in Gold Fields, undermining the strategic direction of Gold Fields but also unable to solve its own problems.
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We contend that Harmony's documents do not provide you and other shareholders with the necessary information to allow you to make an informed decision on the value of Harmony and therefore on the value of their offer to you.
·
The independently audited figure for Harmony's reserves - as supported by their Competent Person's Report, shows 41 million ounces. However, Harmony has chosen to include an unaudited figure of 62 million ounces in the information sent to Gold Fields shareholders. When challenged on this, they say they have included `inferred reserves' to top up the number - this is in direct violation of the South African gold industry's standard SAMREC codes and of Guide 7 in the United States. Harmony have said that audited reserves information will not be available until December - AFTER the 26 November closing date of its early settlement offer.
·
Harmony's long-term intentions for Gold Fields, with or without the involvement of Norilsk Nickel, are far from clear. What is the end game? What will they do with the international asset suite that has been built up by Gold Fields management from zero production five years ago to the current c. 1.5 million ounces per year? It is evident that Harmony has a poor track record of managing international assets. Furthermore, Harmony's management team has shrunk in recent months and we believe lacks the depth and resources to effectively manage a larger, operationally diverse, global company. Shouldn't Harmony explain its future plans for Gold Fields assets?
Like you, I am a shareholder in our company because I firmly believe that the Board's interests should align with those of the shareholders. To me - speaking both as your Chief Executive and as a fellow shareholder, the issue is very clear. The hostile, coercive, two-stage offer by Harmony - certainly as it is currently structured - is both risky and value destroying. It is not in the best interests of Gold Fields. Reject the hostile Harmony offer and do not tender your shares or ADSs.
Since Harmony made its hostile and unwelcome bid, as much as R10 billion in the value of both companies has been destroyed. Gold Fields' share price has fallen from R94.02 on 15 October to R89.06 on 17 November. Unless Harmony's hostile and coercive offer is stopped, the one certain outcome of this unsolicited and unwelcome bid will be the further destruction of shareholder value - for you, me and all other Gold Fields shareholders. I urge you to STOP any more value destruction. Reject the hostile Harmony offer and do not tender your shares or ADSs.
If you have accepted the early settlement offer you should withdraw your acceptance by signing and completing the enclosed RED Form of Withdrawal of Acceptance (if you hold Gold Fields shares) or the enclosed GREEN Notice of Withdrawal (if you hold Gold Fields ADSs).
Completed RED Forms of Withdrawal of Acceptance (in respect of Gold Fields shares) should be returned to Harmony's transfer secretaries in accordance with the instructions set out on the Form of Withdrawal of Acceptance. Completed GREEN Notices of Withdrawal (in respect of Gold Fields ADSs) should be returned to the Bank of New York, as tender agent, in accordance with the instructions set out on the Notice of Withdrawal.
Yours sincerely,
Ian Cockerill
Chief Executive

If you need further information or assistance please call the following numbers:
NOTICE REGARDING SHAREHOLDER INFORMATION HOTLINES
Gold Fields has appointed Innisfree M&A Incorporated and Computershare Investor Services 2004 (Proprietary) Limited as shareholder communication consultants who have established shareholder information hotlines.
If you have any questions regarding the contents of this letter, please call the appropriate shareholder information hotline below.
FROM SOUTH AFRICA
Call Computershare Investor Services 2004 (Proprietary) Limited
Toll Free at: 0800 202 361
OUTSIDE OF SOUTH AFRICA
Call Innisfree M&A Incorporated:
From Countries in the European Union
Call Toll Free at: 00-800-7710-9971
From the US and Canada
Call Toll Free at: 1-877-687-1871
IF YOU ARE OUTSIDE THE TOLL-FREE AREAS
Shareholders Call Collect (reverse charges): +1 646-822-7436
Banks and Brokers Call Collect (reverse charges): +1 212-750-5833
HOTLINE HOURS ARE
8:00 a.m. to 7:00 p.m. local time in South Africa and countries in the European Union
8:00 a.m. to 9:00 p.m. EST in North America
PLEASE NOTE THAT YOUR CALL MAY BE RECORDED
The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
This document contains forward-looking statements with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements are subject to a number of risks and uncertainties and the events discussed herein may not occur.
While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and officers disclaim all liability for information concerning Harmony included in this document.
Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make the offer and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 19 November 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs